CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF A.K.A. BRANDS HOLDING CORP.
a.k.a. Brands Holding Corp. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), DOES HEREBY CERTIFY:
First: The name of the corporation is a.k.a. Brands Holding Corp.
Second: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is May 19, 2021, under the name of a.k.a. Brands Holding Corp.
Third: That Article Four of the Amended and Restated Certificate of the Corporation (the “Certificate of Incorporation”), is hereby amended by deleting Section 1 in its entirety and inserting the following in lieu thereof:
The total number of shares of all classes of stock that the Corporation is authorized to issue is five hundred and fifty million (550,000,000), consisting of (i) five hundred million (500,000,000) shares of Common Stock, with a par value of $0.001 per share; and (iii) fifty million (50,000,000) shares of preferred stock, with a par value of $0.001 per share (the “Preferred Stock”). Upon this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate of Amendment”) becoming effective pursuant to the General Corporation Law (the “Effective Time”), the shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Existing Common Stock”) shall be reclassified and combined into a different number of shares of Common Stock (the “New Common Stock”) such that each five (5) to fifty (50) shares of Existing Common Stock shall, at the Effective Time, be automatically reclassified and combined into one share of New Common Stock, with the exact ratio within the foregoing ranges to be determined by the Board of Directors in its sole discretion and publicly announced by the Corporation prior to the Effective Time (such reclassification and combination of shares, the “Reverse Split”). The par value of the Common Stock following the Reverse Split shall remain at $0.001 per share for the Common Stock. No fractional shares of Common Stock shall be issued as a result of the Reverse Split and, in lieu thereof, upon receipt after the Effective Time by the exchange agent selected by the Corporation of a properly completed and duly executed transmittal letter, any stockholder who would otherwise be entitled to a fractional share of New Common Stock as a result of the Reverse Split, following the Effective Time (after taking into account all fractional shares of New Common Stock otherwise issuable to such stockholder), shall be entitled to receive a cash payment (without interest) equal to the fractional share of New Common Stock to which such stockholder would otherwise be entitled multiplied by the average of the closing sales price of a share of the Common Stock (as adjusted to give effect to the Reverse Split) on the New York Stock Exchange during regular trading hours for the five (5) consecutive trading days immediately preceding the Effective Time. The Reverse Split shall be effected on a record holder-record holder basis, such that any fractional shares of New Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.
The Preferred Stock and the Common Stock shall have the designations, rights, powers and preferences and the qualifications, restrictions and limitations thereof, if any, set forth below.
Fourth: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
Fifth: That this Certificate of Amendment to the Restated Certificate of Incorporation shall be effective as of 5:01 p.m. New York City time on the 29th day of September 2023.

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IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be signed by its Interim Chief Executive Officer and Chief Financial Officer this 25th day of September 2023.

a.k.a. Brands Holding Corp.

By:	/s/ Ciaran Long
Name:	Ciaran Long
Title:	Interim Chief Executive Officer and Chief Financial Officer